

Mail Stop 3720

December 11, 2007

Mr. Michael Matte
Executive Vice President and
Chief Financial Officer
Quepasa Corporation
7550 E. Redfield Rd., Suite A
Scottsdale, AZ 85260

> **Re: Quepasa Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 17, 2007**
>
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2007**
> **File No. 1-33105**

Dear Mr. Matte:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal period ended December 31, 2006

Note 8-Restatment of Previously Issued Financial Statements, page F-19

1.   We note you had a second restatement in October 2007. Please disclose
        specifically why this restatement was necessary and how it is different from the
        previous April 2007 restatement. Your disclosure should be detailed and should
        quantify the change in each assumption in both restatements. Refer to your basis
        in accounting literature.

Form 10-KSB for the fiscal period ended December 31, 2006

Products and Services, page 4

2.   We note your statement that for graphical advertising you earn revenue when an
        advertiser purchases advertising space within your website and impressions are
        delivered and that you recognize such revenue ratably over the contract period. In
        this regard, we did not see this type of disclosure on page F-9 where you discuss
        revenue recognition. Please advice.

Results of Operations, page 16
Revenues, page 16

3.   We note that as of December 31, 2006 you have discontinued your performance
        based services. Tell us how you considered SFAS 144 with regard to your
        discontinued operations.

Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies, page
F-8
Revenue Recognition, page F-9

4.   We note that you recognize revenue for banner advertisements upon delivery.
        Please tell us why you believe it is appropriate to recognize banner
        advertisements upon delivery. Refer to your basis in accounting literature. In
        addition, it appears in your prior 10KSB for the fiscal year ended December 31,
        2005 you state that "The Company recognizes revenue related to banner
        advertisements ratably over the contract period." Please tell us why you have
        changed your revenue recognition policy. Tell us and quantify how this change
        effected your income statement.

Note 5 – Stockholders' Equity, page F-14

5.   We note in October 2006 you entered into a series of transactions with an investor. One of the terms of the contract states that net cash payments made by the Company to fund the operations of the foundation will be recognized as a reduction in additional paid-in capital. During 2006, the Company made net cash payments of $69,293 to the foundation. In addition, through the six months ended June 30, 2007, the net cash outflows related to this foundation were $125 thousand per page 13 of your Form 10-QSB for the fiscal quarters ended June 30, 2007. In this regard, we were not able to see these reductions in additional paid-in capital. Please advice. In addition, tell us your basis in accounting for this transaction.

Warrants, page F-19

6.   We note that you used the simplified method to estimate expected term. As such your expected term was 0.25 years for warrant #1 and 5 years for warrants #2 and #3. In this regard, tell why you believe the simplified method is an appropriate method of estimating the term for these warrants. Refer to Section D.2, question 6 of SAB 107. In addition tell us how you calculated the expected terms. In future filings please disclose the vesting terms of all warrants and stock options.

7.   We note that in December 2005 and January 2006 you issued warrants to investors in exchange for the exercise of warrants the investors were previously issued. Tell us how you accounted for this exchange of warrants. Refer to your basis in accounting literature.

8.   We note that you issued two series of warrants to purchase 1,000,000 shares of common stock in October 2006. Tell us and disclose how you accounted for these warrants. Refer to your basis in accounting literature.

Form 10-QSB for the Fiscal Quarters Ended September 30, 2007

Recent Acquisition, page 16

9.   It appears that on February 7, 2007, you purchased certain assets of corazones.com including all existing registered users, the domains, the existing operating system including the interface, administrative and billing systems and the related logos and trademarks of the associated properties. Disclose the purchase price and tell us how you accounted for this transaction.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director